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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    74144P106
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 22, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)

---------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 2 OF 4 PAGES

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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Price Group LLC
      52-2255962
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [_]
                                                                  (b) [X]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      WC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      California
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                               SOLE VOTING POWER
         NUMBER OF        7
                               7,364,996 (See Item 5)
          SHARES          ------------------------------------------------------
                               SHARED VOTING POWER
       BENEFICIALLY       8

         OWNED BY         ------------------------------------------------------
                               SOLE DISPOSITIVE POWER
      EACH REPORTING      9
                               7,364,996 (See Item 5)
          PERSON          ------------------------------------------------------
                               SHARED DISPOSITIVE POWER
           WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,364,996  (See Item 5)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]  (See Item 5)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.9%  (See Item 5)
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      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
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                     * See instructions before filling out!

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 3 OF 4 PAGES


     This Amendment No. 3 relates to the common stock, par value $0.0001 per share (the "Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends the Schedule 13D, filed by The Price Group LLC, a California limited liability company ("Price Group"), with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by Price Group with the SEC on October 19, 2001 (the "Schedule 13D"), and by Amendment No. 2 thereto, filed by Price Group with the SEC on September 11, 2003. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D and amendments thereto.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following:

     On September 22, 2003, Price Legacy issued a press release regarding transactions intended to result in a significant simplification of its capital structure and the overhauling of its senior management. Such press release was attached as Exhibit 99.1 to the Current Report on Form 8-K filed by Price Legacy with the SEC on September 23, 2003. Such press release is incorporated herein by reference as Exhibit 7 to this Schedule 13D, and the information set forth in such press release is incorporated herein by reference in response to this Item 4.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

       EXHIBIT     DESCRIPTION

          7.       Press Release issued by Price Legacy Corporation on
                   September 22, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 23, 2003).



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: September 29, 2003


                                                 THE PRICE GROUP LLC


                                                 /s/ James F. Cahill
                                                 -------------------------------
                                                 By: James F. Cahill
                                                 Title: Manager

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CUSIP NO. 74144P106               SCHEDULE 13D/A               PAGE 4 OF 4 PAGES


                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION

     1. Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23, 2001).

     2. Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Price Enterprises, Inc. with the SEC on May 24, 2001).

     3. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23, 2001).

     4. Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

     5. Purchase Agreement, dated as of September 9, 2003, by and among The Price Group LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 5 to Amendment No. 2 to Schedule 13D filed by The Price Group LLC on September 11, 2003).

     6. Letter Agreement, dated as of September 9, 2003, by and between The Price Group LLC and Price Legacy Corporation (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by The Price Group LLC on September 11, 2003).

     7. Press Release issued by Price Legacy Corporation on September 22, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 23, 2003).